WOLLMUTH MAHER & DEUTSCH LLP
401 N. MICHIGAN AVENUE
SUITE 3200
CHICAGO, ILLINOIS 60611
___________

TELEPHONE (312) 222-5118
FACSIMILE (312) 604-7863

July 7, 2006

Blaise A. Rhodes
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549-0306

Re: Duravest, Inc - Item 4.01 Form 8-K Filed May 23, 2006 (File No. 000-27489)

Dear Mr. Rhodes:

We are responding on behalf of our client Duravest, Inc. (“Duravest”) to your comment letter dated June 16, 2006 (the “SEC Letter”) addressed to Dr. Ogan Gurel. Our responses have been organized to respond to the specific paragraphs contained in the SEC Letter.

1.
In the interests of providing full disclosure, please amend your 8-K to provide a complete description of the documents and information that you were unable to provide to your auditors and clearly state the reasons you were unable to provide such information. Please obtain and file an updated letter from the predecessor accountant that agrees with your revised disclosures or states the extent to which it does not agree.

Response:  Concurrent with our submission of this response letter, Duravest has filed Amendment No. 2 on Form 8-K/A setting forth a description of the documents and information that it was unable to provide to its auditors together with an updated letter from the predecessor accountant concurring with such amended disclosures.

2.
You have stated in the letter to shareholders that the auditors should have been more proactive in ensuring that the “good-will” assessment was completed at an earlier date. Please note that this evaluation is actually management’s responsibility as it is an element of financial statement preparation.

Response:  Duravest acknowledges that completion of the “good-will” assessment was ultimately management’s responsibility.

3.
We note that you are delinquent in filing your December 31, 2005 10-KSB and your first quarter 10-QSB. We further note that you have not yet provided the financial statements of Bio-Magnetic Therapy Systems, Inc. as required by S-B 310(c)(3). Please file as required or tell us when you expect to do so.

Response:  Duravest is endeavoring to file all of the required financial statements by August 31, 2006.

We hope that this letter addresses your inquiry. Should you have any questions, please do not hesitate to call the undersigned at (312) 222-5118.

Very truly yours,

/s/ Mason H. Drake

Mason H. Drake

cc:	Dr. Ogan Gurel - CEO of Duravest, Inc.
Sandip Bhattacharji